
BLISSDIVORCE
2021 Report

# *Dear investors,*

We had an exciting year in 2021, laying the groundwork for growth in 2022. Our platform and technology are now tried and tested and ready for expansion.

### We need your help!

Spread the word! Let your friends and family know if they need divorces, they can save time and money and avoid a lot of pain by using BlissDivorce.

*Sincerely,*

*Sheila Tan*

Founder/Chair

*Scott Seidewitz*

Founder/CEO

## Our Mission

In 5 years, we want redefine divorce. Instead of hiring opposing attorneys, which increases conflict and stress, divorcing couples can use our ODR tools to work out the best agreement for them--even in a contentious divorce. We believe this will establish a strong business to build from: just 5% share of the 25 largest U.S. states generates $160M in revenue. We believe there is a multi-billion $ opportunity in other markets (EU) and by applying our ODR technology to other legal verticals.

See our full profile

## How did we do this year?

*Report Card*

B+

## The Good

- Dispute resolution technology exceeded expectations - 60% success rate in resolving disputes in divorces without human mediation
- Significant expansion of platform to cover more asset & debt types and child custody
- 53 paid clients - 90% reduction in time, 80% reduction in cost, high satisfaction & NPS

## The Bad

- Have not yet achieved target CAC of $600-700
- Business model still dependent on human mediators - pivoting to new business model in 2022

## 2021 At a Glance

January 1 to December 31

**$123,259** +954%
Revenue

**-$487,556**
Net Loss

**$38,171** +23%
Short Term Debt

**$568,649**
Raised in 2021

**$37,045**
Cash on Hand
As of 08/23/22

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$11,699
$-563,557
$123,259
$-487,556
2020
2021

**Net Margin: -396%** **Gross Margin: 56%** **Return on Assets: -2,969%** **Earnings per Share: -$60,944.50** **Revenue per Employee: $24,652** **Cash to Assets: 52%** **Revenue to Receivables: 2,089%** **Debt Ratio: 7,955%**

Resolution_8_Technologies_Financial_Statements_and_CPA_Review_for_2020_and_2021.pdf

# We ❤ Our 520 Investors

## Thank You For Believing In Us

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Vaujo LLC
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James Kohan
Will Buckner
Donoval Young
Eric Shark

# Thank You!

## From the BlissDivorce Team



**Scott Seidewitz**
Founder/CEO



**Dan Hirsch**
Founder/CTO & Head of Product Development



**Sheila Tan**
Founder/Board Chair



**Randall Kessler**
Founder/Spokesperson

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Sheila Tan | Co-founder and Board Chair @ Resolution 8 Technologies, Inc. | 2019 |
| Scott Seidewitz | CEO @ Resolution 8 Technologies, Inc. | 2019 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Scott Seidewitz | CEO | 2019 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Scott Seidewitz | 2,590,000 Common shares | 30.8% |
| Sheila Tan | 3,900,000 Common shares | 46.3% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 02/2019 | $50,000 | | Other |

| | | | |
|---|---|---|---|
| 02/2019 | $50,000 | | Other |
| 03/2019 | $125,000 | Safe | Section 4(a)(2) |
| 06/2020 | $390,000 | Safe | Section 4(a)(2) |
| 03/2021 | $40,000 | | 506(c) |
| 03/2021 | $468,649 | | 4(a)(6) |
| 10/2021 | $60,000 | | Other |
| 01/2022 | $75,000 | | Other |
| 02/2022 | $86,000 | | Other |
| 04/2022 | $40,000 | | Other |
| 04/2022 | $6,000 | | Other |
| 04/2022 | $4,000 | | Other |
| 04/2022 | $17,500 | | Other |
| 05/2022 | $17,500 | | Other |
| 05/2022 | $12,500 | | Other |
| 06/2022 | $17,500 | | Other |
| 06/2022 | $100,000 | Safe | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT? |
|---|---|---|---|---|---|---|
| Sheila Tan | 02/26/2019 | $50,000 | $53,512 | 2.0% | 02/26/2021 | |
| Scott Seidewitz | 02/26/2019 | $50,000 | $53,512 | 2.0% | 02/26/2021 | |
| Scott Seidewitz | 10/21/2021 | $60,000 | $62,581 | 5.0% | 10/21/2023 | Yes |
| Scott Seidewitz | 01/03/2022 | $75,000 | $77,466 | 5.0% | 01/03/2024 | Yes |
| Scott Seidewitz | 02/25/2022 | $86,000 | $88,203 | 5.0% | 02/25/2024 | Yes |
| Scott Seidewitz | 04/05/2022 | $40,000 | $40,811 | 5.0% | 04/05/2024 | Yes |
| Sheila Tan | 04/13/2022 | $6,000 | $6,115 | 5.0% | 04/13/2024 | Yes |
| Scott Seidewitz | 04/13/2022 | $4,000 | $4,077 | 5.0% | 04/13/2024 | Yes |
| Scott Seidewitz | 04/28/2022 | $17,500 | $17,800 | 5.0% | 04/28/2024 | Yes |
| Sheila Tan | 05/03/2022 | $17,500 | $17,788 | 5.0% | 05/03/2024 | Yes |
| Scott Seidewitz | 05/26/2022 | $12,500 | $12,666 | 5.0% | 05/26/2024 | Yes |
| Sheila Tan | 06/01/2022 | $17,500 | $17,718 | 5.0% | 06/01/2024 | Yes |

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Common Stock | 10,000,000 | 8,419,375 | Yes |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 360,417 |
| Options: | 883,125 |

### Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Online Dispute Resolution (ODR) tools are a key technology for delivering our value proposition. We have developed 11 tools and filed patents (waiting to be published). However, these tools have not yet been fully tested in the market. There is the risk that they will not be successful in resolving all disputes in a divorce. This risk is mitigated by the planned use of human virtual mediators to work out disagreements that remain after use of the ODR tools.

Because we are not a law firm, BlissDivorce cannot practice law. We have been meticulous in the designing BlissDivorce to be a DIY product that offers information but not legal advice. Scott Seidewitz and Sheila Tan are experienced in this issue from their work with LegalZoom, and legal counsel has been engaged throughout the development process. However, we could face legal or regulatory challenges if we are perceived to be practicing law.

Fundraising - Successfully raised >$1.1M through friends, family, angels and crowdsourcing. Need to raise $4M seed round to execute our vision of fully built-out product (eight modules) with Gen 1 of automated dispute resolution tools, expanded to multiple states.

Strong product-market fit but market traction has not yet been proven. Customer acquisition model will be fully developed after seed round funding obtained.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company,

the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of

the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

Resolution 8 Technologies, Inc.

- Delaware Corporation
- Organized January 2019
- 5 employees

8336 Paseo Vista Dr
Las Vegas NV 89128

https://www.blissdivorce.com

### Business Description

Refer to the BlissDivorce profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

BlissDivorce is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.